UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  September 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion to Showcase Unique Implementation of Mobile WiMAX dated September 26th , 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            ALVARION LTD.

Date: September 30th, 2007                            By: /s/ Efrat Makov
                                               Name: Efrat Makov
                               Title:   CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO                                                        Claudia Gatlin, Investor Relations
+972-3-645-6252                                                            +212-830-9080
+760-517-3187                                                               claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION to showcase unique implementation of Mobile
WiMAX

Demonstration at WiMAX World provides glimpse of media-rich services to be offered by leading carriers such as the Digicel Group

Tel Aviv Israel, September 26, 2007, Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that they will be showcasing a unique demonstration of mobility in a real outdoor environment at the WiMAX World show in Chicago, September 25-27. Alvarion’s cutting edge 4MotionTM 802.16e solution will show the advance capabilities of Mobile WiMAX. Show attendees are invited to experience the demonstration by registering at Alvarion’s booth, number 409.
While driving around the streets surrounding the McCormick Place in Chicago, participants can test drive Personal Broadband on a laptop equipped with a Mobile WiMAX PC card. Passengers will experience down link speeds in excess of two megabits per second. These services are enabled via Alvarion’s Mobile WiMAX BreezeMAXTM base station operating at 2.5 GHz and using OFDMA. This outstanding experience will provide an excellent real-life glimpse of Mobile WiMAX from the user’s point of view. Alvarion offers innovative Radio Access Network (RAN) technology in terms of WiMAX innovation and implementation.
“As the fastest growing and most innovative GSM operator in the Caribbean, Digicel view Mobile WiMAX as the next revolutionary technology to enable mass market adoption of broadband, said Magnus Johansson Group Director, Broadband at Digicel Group. “As such we have entered a strategic alliance with technology leader Alvarion utilizing their OPEN™ WiMAX strategy for our build out in the Caribbean. This unique demonstration of mobility over 802.16e standards offers a sampling of the power of Mobile WiMAX. Digicel is committed to bring new and innovative services to our customers and we have confidence in Alvarion’s solution to enable fast time to market and support of a wide range of applications.”
“We are excited to showcase outdoor mobility with real 802.16e Mobile WiMAX,” said Tzvika Friedman president and CEO of Alvarion. “The demonstration shows just a hint of the innovation a leading operator like Digicel can bring to their customers.  We are presenting a high level of media-centric services over our mature IEEE 802.16e 4Motion solution, offered to all vendors and service providers adopting the operator-centric OPEN WiMAX approach.”
The Digicel Group is a strategic Mobile WiMAX partner with Alvarion. It brings new products and services to the Mobile WiMAX market while Alvarion offers superior technology capabilities. This demonstration highlights the innovation, flexibility and enhanced user-experience enabled by broadband wireless networks. The all-IP network solution allows media-centric services over Mobile WiMAX, enabling end-users to enjoy the experience of Personal Broadband.

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About Digicel

Since its launch in 2001, Digicel has quickly become the largest GSM operator in the Caribbean and new entrant to the Central American market, with 5.2 million customers across 22 markets. The company is renowned for competitive rates, unbeatable coverage, superior customer care, a wide variety of products and services, and state-of-the-art handsets. With total investments exceeding US$1.9 billion, Digicel has placed the Caribbean at the cutting edge of wireless technology.
Digicel is incorporated in Bermuda and has operations in Anguilla, Antigua & Barbuda, Aruba, Barbados, Bermuda, Bonaire, Curaçao, The Cayman Islands, Dominica, El Salvador, French Guiana, Grenada, Guadeloupe, Guyana, Haiti, Jamaica, Martinique, St. Kitts & Nevis, St. Lucia, St. Vincent and the Grenadines, Trinidad & Tobago, Turks & Caicos and El Salvador. Digicel also has coverage in St. Martin and St. Barths and is preparing to launch in Suriname, its 23rd market.
The company is the lead sponsor of Caribbean sports teams including the West Indies Cricket Team, Special Olympics teams across the Caribbean and is title sponsor of the Digicel Caribbean Football Union Cup and the Copa de Naciones Digicel, the Caribbean and Central America qualifiers towards the CONCACAF Gold Cup.  For more information, visit http://www.digicelgroup.com.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.